SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

CHARLOTTE RUSSE HOLDING, INC.

(Name of Subject Company)

CHARLOTTE RUSSE HOLDING, INC.

(Name of Person Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

161048103

(CUSIP Number of Class of Securities)

John D. Goodman

Chief Executive Officer

4645 Morena Boulevard

San Diego, California 92117

(858) 587-1500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Person Filing Statement)

With copies to:

Frederick T. Muto, Esq. Jason L. Kent, Esq. Cooley Godward Kronish LLP 4401 Eastgate Mall San Diego, CA 92121 (858) 550-6000	Leonard Chazen, Esq. Stephen A. Infante, Esq. Covington & Burling LLP The New York Times Building 620 Eighth Avenue New York, New York 10018 (212) 841-1000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) amends and supplements the Schedule 14D-9 originally filed by Charlotte Russe Holding, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on August 31, 2009, as amended, relating to the tender offer commenced by Advent CR, Inc., a Delaware corporation (the “Purchaser”), pursuant to which the Purchaser has offered to purchase all of the outstanding shares of common stock, par value $0.01 per share, of the Company, including the associated rights to purchase shares of Series A Junior Participating Preferred Stock, par value $0.01 per share, of the Company, at a purchase price of $17.50 per share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 31, 2009 and the related Letter of Transmittal (which together with the Offer to Purchase and any amendments or supplements thereto, collectively, constitute the “Offer”) contained in the Schedule TO filed by the Purchaser and Advent CR Holdings, Inc., a Delaware corporation, with the SEC on August 31, 2009, as amended. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 2.    Identity and Background of the Filing Person.

Item 2(b) of the Schedule 14D-9 is hereby amended, restated and supplemented by replacing the first paragraph thereof with the following two paragraphs:

“(b) Tender Offer. This Schedule 14D-9 relates to a tender offer by Advent CR, Inc. (“Purchaser”), a Delaware corporation and a wholly-owned subsidiary of Advent CR Holdings, Inc., a Delaware corporation (“Parent”), disclosed in a Tender Offer Statement on Schedule TO, dated August 31, 2009 (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”), to purchase all of the outstanding shares of Common Stock, including the associated Rights, at a purchase price of $17.50 per share, net to the seller in cash, without interest and less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 31, 2009 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”, which together with the Offer to Purchase constitute the “Offer”).

The Schedule TO was originally filed with the Securities and Exchange Commission (the “SEC”) on August 31, 2009 by Purchaser and Parent, and subsequently amended on September 16, 2009 by Purchaser, Parent, Advent International GPE VI Limited Partnership, a Cayman Islands limited partnership, Advent International GPE VI-A Limited Partnership, a Cayman Islands limited partnership, Advent International GPE VI-B Limited Partnership, a Cayman Islands limited partnership, Advent International GPE VI-C Limited Partnership, a Delaware limited partnership, Advent International GPE VI-D Limited Partnership, a Delaware limited partnership, Advent International GPE VI-E Limited Partnership, a Delaware limited partnership, Advent International GPE VI-F Limited Partnership, a Cayman Islands limited partnership, Advent International GPE VI-G Limited Partnership, a Cayman Islands limited partnership, Advent Partners GPE VI 2008 Limited Partnership, a Delaware limited partnership, Advent Partners GPE VI 2009 Limited Partnership, a Delaware limited partnership, and Advent Partners GPE VI–A Limited Partnership, a Cayman Islands limited partnership, GPE VI GP Limited Partnership, a Cayman Islands limited partnership, GPE VI GP (Delaware) Limited Partnership, a Delaware limited partnership, Advent International LLC, a Delaware limited liability company, and Advent International Corporation, a Delaware corporation. Copies of the Offer to Purchase and Letter of Transmittal are being mailed together with this Schedule 14D-9 and filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.”

Item 2(b) of the Schedule 14D-9 is hereby further amended and supplemented by replacing the final paragraph thereof with the following three paragraphs and seven bullet items:

“According to the Schedule TO, the Offer is being made by Purchaser, a recently-formed Delaware corporation and a wholly-owned subsidiary of Parent. Purchaser and Parent were formed for the purpose of (i) entering into the merger agreement, and (ii) making this Offer and have not carried on any activities other than entering into the merger agreement and activities in connection with this Offer. Purchaser was formed on July 21, 2009 under the laws of the State of Delaware. Purchaser is wholly-owned by Parent, which was formed on July 21, 2009. Purchaser and Parent are affiliates of the following entities:

•

Advent International GPE VI Limited Partnership, a Cayman Islands limited partnership (“Advent GPE VI”), Advent International GPE VI-A Limited Partnership, a Cayman Islands limited partnership (“Advent GPE VI-A”), Advent International GPE VI-B Limited Partnership, a Cayman Islands limited partnership (“Advent GPE VI-B”), Advent International GPE VI-F Limited Partnership, a Cayman Islands limited partnership (“Advent GPE VI-F”), and Advent International GPE VI-G Limited Partnership, a Cayman Islands limited partnership (“Advent GPE VI-G,” and collectively with Advent GPE VI, Advent GPE VI-A, Advent GPE VI-B and Advent GPE VI-F, the “Group A Funds”);

•

Advent International GPE VI-C Limited Partnership, a Delaware limited partnership (“Advent GPE VI-C”), Advent International GPE VI-D Limited Partnership, a Delaware limited partnership (“Advent GPE VI-D”), and Advent International GPE VI-E Limited Partnership, a Delaware limited partnership (“Advent GPE VI-E,” and collectively with Advent GPE VI-D and Advent GPE VI-E, the “Group B Funds”);

•

Advent Partners GPE VI 2008 Limited Partnership, a Delaware limited partnership (“Advent Partners 2008”), Advent Partners GPE VI 2009 Limited Partnership, a Delaware limited partnership (“Advent Partners 2009”), and Advent Partners GPE VI–A Limited Partnership, a Cayman Islands limited partnership (“Advent Partners VI-A,” and collectively with Advent Partners 2008 and Advent Partners 2009, the “Group C Funds”) (the Group A Funds, Group B Funds and Group C Funds are referred to collectively as the “Sponsor Funds”);

•	GPE VI GP Limited Partnership, a Cayman Islands limited partnership (“Advent CI GP”), which is the general partner of each of the Group A Funds;

•	GPE VI GP (Delaware) Limited Partnership, a Delaware limited partnership (“Advent DE GP”), which is the general partner of each of the Group B Funds;

•

Advent International LLC, a Delaware limited liability company (“Advent LLC,” and collectively with Advent CI GP and Advent DE GP, the “Advent GP Entities”), which is the general partner of each of the Group C Funds, Advent CI GP and Advent DE GP; and

•	Advent International Corporation, a Delaware corporation (“Advent”), which is the sole manager of Advent LLC.

According to the Schedule TO, each of the Sponsor Funds is managed by Advent pursuant to a management agreement, and while the Advent GP Entities have signing authority for the Sponsor Funds, each of the Advent GP Entities is ultimately managed by Advent.

According to the Schedule TO, the principal place of business of each of Purchaser, Parent, Advent, the Sponsor Funds and the Advent GP Entities is 75 State Street, 29th Floor, Boston, Massachusetts 02109, and their telephone number is (617) 951-9400.”

Item 3.    Past Contacts, Transactions, Negotiations and Agreements.

The first paragraph of Item 3 of the Schedule 14D-9 is hereby amended, supplemented and restated in its entirety as follows:

“Except as set forth or incorporated by reference in this Schedule 14D-9, including in the Information Statement of the Company attached to this Schedule 14D-9 as Annex I hereto, which is incorporated by reference herein (the “Information Statement”), to the knowledge of the Company, as of the date hereof, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between the Company or its affiliates and (i) the Company, its executive officers, directors or affiliates; or (ii) Parent, Purchaser, the Sponsor Funds, the Advent GP Entities or Advent or their respective executive officers, directors or affiliates. The Information Statement is being furnished to the Company’s stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act, in connection with Purchaser’s right pursuant to the merger agreement to designate persons to the board of directors of the Company after such time as Purchaser accepts for payment and pays for any shares of Common Stock validly tendered and not properly withdrawn pursuant to the Offer (such time hereinafter referred to as the “Acceptance Time”) and has acquired a majority of the Common Stock pursuant to the Offer. Any information that is incorporated herein by reference shall be deemed modified or superseded for purposes of this Schedule 14D-9 to the extent that any information contained herein modifies or supersedes such information.”

The first paragraph under the heading “Guarantees” of Item 3(b) of the Schedule 14D-9 is hereby amended and restated in its entirety as follows:

“On August 24, 2009, simultaneously with the execution of the merger agreement, Advent, in its capacity as manager of the Sponsor Funds, provided a commitment letter to Parent and Purchaser obligating the Sponsor Funds to provide funds to Parent and Purchaser sufficient to permit Parent and Purchaser to pay the consideration in the Offer and the merger and to pay certain other monetary obligations that may be owed pursuant to the merger agreement, respectively (the “Commitment Letter”). In addition, on August 24, 2009, simultaneous with the execution of the merger agreement and the Commitment Letter, the Sponsor Funds have also provided the Company with two Guarantees (the “Guarantees”) in favor of the Company guaranteeing the payment of certain monetary obligations that may be owed pursuant to the merger agreement, including funds related to any specific performance remedy pursued by the Company in the event of a breach of the merger agreement (the “Total Obligations”). Under the terms of the Guarantees, (i) the Group A Funds and the Group B Funds jointly and severally guarantee the payment of 98.13% of the Total Obligations and (ii) the Group C Funds guarantee 1.87% of the Total Obligations. The Total Obligations under the Guarantees are subject to an aggregate limit of $380,283,529.80 (or $390,109,029.80, in the event that specific performance is found in a judicial determination (or settlement tantamount thereto) to be required pursuant to the terms and conditions of the merger agreement). Such summary is qualified in its entirety by reference to the Guarantees, which are filed as Exhibits (e)(2) and (e)(3) respectively hereto and are incorporated herein by reference.”

Item 8.    Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by replacing the second paragraph under the heading “Antitrust Compliance” with the following paragraph:

        “On September 14, 2009, Charlotte Russe was notified by the Premerger Notification Office of the FTC and the Antitrust Division that early termination of the waiting period under the HSR Act was granted with respect to the Offer and the merger, and that the waiting period was terminated.”

Item 8 of the Schedule 14D-9 is hereby further amended and supplemented by adding the following heading and two paragraphs before the heading “Cautionary Note Regarding Forward-Looking Statements”:

“Litigation

Subsequent to the announcement of the Offer, a class action complaint was filed on September 2, 2009 in the Superior Court of San Diego County, California, captioned Dalesandro v. Charlotte Russe Holding, Inc., No. 37-2009-00097524-CU-BT-CTL (Cal. Super. Ct. Sept. 2, 2009) (the “Dalesandro Complaint”). The Dalesandro Complaint names as defendants the Company, the members of the Company’s board of directors and Advent. The Dalesandro Complaint alleges that the members of the Company’s board of directors, aided and abetted by the Company and Advent, breached their fiduciary duties to the Company’s stockholders in connection with the Contemplated Transactions and seeks to enjoin the Offer in addition to seeking other equitable and monetary relief. With respect to the Dalesandro Complaint, the Company believes that the plaintiffs’ allegations against the Company and the Company’s board of directors lack merit and will contest them vigorously. Based on the disclosures in Amendment No. 1 to the Schedule TO, Advent also believes that the plaintiffs’ allegations against it lack merit and will contest them vigorously.

A second class action complaint was filed on September 4, 2009 in the Superior Court of San Diego County, California, captioned Superior Partners v. Blitzer, No. 37-2009-00097747-CU-SL-CTL (Cal. Super. Ct. Sept. 4, 2009) (the “Superior Partners Complaint”). The Superior Partners Complaint names as defendants the Company, the members of the Company’s board of directors and Advent. The Superior Partners Complaint alleges that the members of the Company’s board of directors, aided and abetted by Advent, breached their fiduciary duties to the Company’s stockholders in connection with the Contemplated Transactions and seeks to enjoin the Offer in addition to seeking other equitable and monetary relief. With respect to the Superior Partners Complaint, the Company believes that the plaintiffs’ allegations against the Company and the Company’s board of directors lack merit and will contest them vigorously. Based on the disclosures in Amendment No. 1 to the Schedule TO, Advent also believes that the plaintiffs’ allegations against it lack merit and will contest them vigorously.”

Item 9.    Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following:

(a)(5)(D)	Complaint filed in the Superior Court of San Diego County, California, captioned Dalesandro v. Charlotte Russe Holding, Inc., No. 37-2009-00097524-CU-BT-CTL (Cal. Super. Ct. Sept. 2, 2009).

(a)(5)(E)	Complaint filed in the Superior Court of San Diego County, California, captioned Superior Partners v. Blitzer, No. 37-2009-00097747-CU-SL-CTL (Cal. Super. Ct. Sept. 4, 2009).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHARLOTTE RUSSE HOLDING, INC.

By:	/s/ John D. Goodman
Name: Title:	John D. Goodman Chief Executive Officer

Dated: September 16, 2009